





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAF Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 604
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George P. E. Ten Pow — 305-577-9799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre, Taraboulos & Co.
(Name – *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd. Suite 600	Miami	Florida	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Benjamin S. A. Moody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAF Securities, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Arlene Wong
My Commission GG 264688
Expires 10/05/2022

Arlene Wong
Notary Public

Signature

President and Chief Executive Office
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Exemption Provision

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAF SECURITIES, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

FOR THE YEAR ENDED DECEMBER 31, 2018

PAF SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of PAF Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PAF Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PAF Securities, LLC's management. Our responsibility is to express an opinion on PAF Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PAF Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

KABAT·SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Auditors Report on Supplemental Information

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of PAF Securities, LLC's financial statements. The supplemental information is the responsibility of PAF Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as PAF Securities, LLC's auditor since 2014.

Miami, Florida

February 4, 2019

2

PAF SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets

Current Assets

Cash and cash equivalents	$ 188,973	
8% note receivable from customer	327,630	
Accounts receivable	90,110	
Due from related party	5,964	
Other assets	79,821	
Total Current Assets		$ 692,498

Liabilities and Member's Equity

Current Liabilities

Accounts payable	25,774	
Other payable	1,251	
Total Current Liabilities		$ 27,025
Member's Equity		665,473
Total Liabilities and Member's Equity		$ 692,498

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues		
Success fees	$ 1,426,695	
Retainer fees	915,500	
Interest income	38,316	
Other	6,000	
Total Revenues		2,386,511
Expenses		
Salaries and related costs	1,412,935	
Other operating expenses	568,011	
Total Expenses		1,980,946
Net Income		$ 405,565

The accompanying notes are an integral part of these financial statements.

4

PAF SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance - January 1, 2018	$	784,908
Member's distributions		(525,000)
Net income		405,565
Balance - December 31, 2018	$	665,473

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities		
Net income		$ 405,565
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets:		
Increase in accounts receivable	(59,873)	
Collection on 8% note receivable from customer	239,723	
Increase in other assets	(16,077)	
Increase in accounts payable	11,764	
Increase in other payable	731	
Total Adjustments		176,268
Net Cash Provided By Operating Activities		581,833
Cash Flows From Investing Activities		
Advances to member	(505,964)	
Repayment of advances to member	571,500	
Net Cash Provided By Investing Activities		65,536
Cash Flows From Financing Activities		
Member's distributions	(525,000)	
Net Cash Used In Financing Activities		(525,000)
Net Increase In Cash and Cash Equivalents		122,369
Cash and Cash Equivalents - Beginning		66,604
Cash and Cash Equivalents - Ending		$ 188,973

SUPPLEMENTAL DISCLOSURES

Non-Cash Operating Transaction	$ 624,375
Conversion of accounts receivable to note receivable from customer	

The accompanying notes are an integral part of these financial statements.

6

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

PAF Securities, LLC (the Company) is a wholly owned subsidiary of Pan American Finance, LLC (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. On June 9th, 2017, FINRA approved the firm application for it to continue its FINRA's membership as a Capital Acquisition Broker (CAB). The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

The Company does not hold customer funds or securities or owes money or securities to customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recorded when services have been performed. The Company enters into agreements with its customers, which provide for monthly or quarterly retainer billings for months in which services have been performed. The agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand account balances with banks with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. The Company has reviewed its accounts receivable and has determined that no allowance for doubtful accounts is required at December 31, 2018.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2018 was $161,948 which was $156,948 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .167 as of December 31, 2018.

NOTE 4 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2018.

NOTE 5 – 8% NOTE RECEIVABLE FROM CUSTOMER

Effective January 1, 2018, one of the Company's customers executed an unsecured promissory note in favor of the Company for $624,375 with interest of 8% per annum on the principal balance outstanding, from time to time. The promissory note was issued to replace a defaulted debt of success fees owed the Company on a transaction that was closed in June 2015. The repayment of the principal and interest, are by ten equal installments of $69,509, paid quarterly, beginning January 1, 2018. The final installment is due on April 1, 2020.

NOTE 6 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

On September 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent Company for whom it performs basic record keeping and administrative functions. A monthly charge of $500 is assessed for this service. During the year ended December 31, 2018, the Company recognized $6,000 for these services, which is included in other revenue in the accompanying statement of operations.

OTHER

During 2018, the Company made distributions to its member of $525,000.

The Company also advanced $505,964 to its member during 2018. As of December 31, 2018, a balance of $5,964 remained on these advances.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Substantially all employees of PAF Securities, LLC, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans include a Flexible Standardized 401(k) Profit Sharing Plan and Trust. The assets of the benefit plan are principally invested in mutual funds, held by a third-party trustee and self-directed by the employee.

The Company is not making an employer contribution into its profit sharing 401(k) plan for the year ended December 31, 2018.

NOTE 8 - COMMITMENTS, CONTINGENCIES OR GUARANTEES

RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities and merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and does not anticipate entering into such transactions over the next twelve months.

NOTE 8 - COMMITMENTS, CONTINGENCIES OR GUARANTEES (CONTINUED)

LITIGATION

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

OPERATING LEASES

Operating leases are primarily for office space, data centers, equipment and automobiles.

On March 12, 2007, Pan American Finance, LLC (Parent Company) entered into a lease for 3,145 square feet of office space in Miami, Florida. On January 1, 2008, Pan American Finance, LLC assigned its right, title and interest in the lease, which expired April 30, 2017, to PAF Securities, LLC. On April 13, 2017, PAF Securities signed an extension of the lease to expire on July 31st, 2022. Monthly rent during the lease ranges from $12,842 to $14,886.

As of December 31, 2018, the future minimum lease payments under the operating lease which expires in 2022 is as follows:

For the Year Ending December 31,	Amount
2019	161,894
2020	166,748
2021	171,759
2022	102,475
Total Future Minimum Rental Commitments	$ 602,876

Rent was $169,165 for the year ended December 31, 2018.

NOTE 8 - COMMITMENTS, CONTINGENCIES OR GUARANTEES (CONTINUED)

RECENTLY ISSUED ACCOUNTING STANDARDS - LEASES

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes existing guidance on accounting for leases. This standard update, upon adoption, intends to increase transparency and improve comparability by requiring entities to recognize right-of-use assets and liabilities on the balance sheet or statement of financial condition for all leases, with certain exceptions. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2019; early adoption is permitted. The provisions of this update are to be applied using a modified retrospective approach. The Company expects to adopt this accounting standard on January 1, 2020. The Company's current operating lease portfolio is primarily comprised of office space. The Company cannot reasonably estimate at this time the quantitative impact that the adoption of this accounting standard will have on its financial statements.

NOTE 9 - DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through January 31, 2019, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

PAF SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Member's Equity	$ 665,473
Add Allowable Credits	--
Total Capital and Allowable Liabilities	665,473
Less Non-Allowable Assets	503,525
Net Capital	161,948
Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness	5,000
Excess Net Capital	$ 156,948
Aggregate Indebtedness	$ 27,025
Ratio: Aggregate Indebtedness to Net Capital	0.167

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2018, and the above calculation.

See independent registered public accounting firm's report regarding supplementary information.

PAF SECURITIES, LLC

SCHEDULE II

STATEMENT OF EXEMPTION FROM THE COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

PAF SECURITIES, LLC

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent registered public accounting firm's report regarding supplementary information.

KABAT·SCHERTZER DE LA TORRE·TARABOULOS & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of PAF Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by PAF Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating PAF Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. PAF Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

15

KABAT· SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED- UPON PROCEDURES (continued)

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on PAF Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of PAF Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 4, 2019

16

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(36-REV 12/18)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10*******1783*********************MIXED AADC 220
67348   FINRA   DEC
PAF SECURITIES LLC
601 BRICKELL KEY DR STE 604
MIAMI, FL 33131-2649
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GEORGE TEN POW
(305) 577-9799

2. A. General Assessment (item 2e from page 2) $ *3,513.29*

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (*1,771.58*)

      JULY 12ᵗʰ 2018
      Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   *1,741.71*

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ *1,741.71*

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
      Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PAF SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the *23* day of *JANUARY*, 20*19*.   *C.F.O.*
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

17

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,386,511

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   —0—

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

RELATED PARTY AND OTHER NON-RELATED TRANSAC-   44,316
-TIONS

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess · of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   44,316

2d. SIPC Net Operating Revenues $ 2,342,195

2e. General Assessment @ .0015 $ 3,513.29

(to page 1, line 2.A.)

2

18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

EXEMPTION PROVISION

To The Board of Directors and Member of PAF Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report in which PAF Securities, LLC identified the following provisions of 17 § C.F.R. 15c3-3(k) under which PAF Securities, LLC claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (i) and PAF Securities, LLC stated that PAF Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. PAF Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PAF Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 4, 2019

19

PAF SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO SEC Rule 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2018

PAF Securities operates pursuant to paragraph (k) (2) (i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2018, without exception.



Benjamin S. A. Moody
President & Chief Executive Officer